RioTinto

EXHIBIT 99.1

Notice to ASX/LSE

Rio Tinto releases second quarter 2026 production results

15 July 2026

Driving performance to achieve 3% YoY CuEq[1] growth in the first half

Rio Tinto Chief Executive Simon Trott said: “We are delivering growth as we drive performance across the group, with copper equivalent production up 3 per cent in the first half.

“Our scale, geographical diversification and sophisticated supply chains continue to underpin our resilience and strong operational performance despite ongoing geopolitical uncertainty throughout the period.

“In the Pilbara, we achieved our highest first half iron ore production since we set a record in 2018, through the successful implementation of our ongoing productivity improvement program. In copper, Oyu Tolgoi continued to ramp up on schedule to deliver more than 30 per cent growth for the first half, while our integrated, large-scale aluminium business sustained its strong performance.

“At Simandou, we continue to advance at pace. SimFer mine construction and port infrastructure are both now more than three quarters complete, with full rail commissioning achieved in the first quarter. We are progressing our next generation of copper growth options at Resolution and Winu, while in lithium we achieved first production ahead of plan at Sal de Vida and Fénix 1B.

“We are driving a step-change in operational performance to deliver industry leading returns and growth for our shareholders.”

1. Executive Summary

- **Operational excellence:** 3% YoY increase in copper equivalent (CuEq)[1] production for the first half.
- **Copper:** Oyu Tolgoi ramp-up remains on track; H1 production delivered 31% YoY growth. Copper C1 net unit cost guidance has been reduced to US 30 - 50c/lb (from US 65 - 75c/lb).
- **Iron ore:** Q2 global iron ore sales were 89Mt, up 5% YoY. Q2 Pilbara sales up 7% YoY. SimFer mine construction and port infrastructure now both over three quarters complete.
- **Aluminium:** Resilience across the supply chain, with a strong recovery in bauxite.
- **Lithium:** Production rose 20% YoY in Q2 driven by the ramp-up at Rincon starter plant and delivery of first tonnes at Sal de Vida and Fénix 1B, ahead of plan.

Production and sales[2]		Q2 2026	vs Q2 2025	vs Q1 2026	H1 2026	vs H1 2025	2026 guidance[10]	Guidance status
Copper production (consolidated basis)	**kt**	**213**	**-7%**	**-7%**	**442**	**+1%**	**800 - 870**	**Unchanged**
Global iron ore production[3] (100% basis)	Mt[9]	87.1	-1%	+5%	169.9	+5%	NA	NA
Pilbara iron ore production (100% basis)	Mt[9]	83.5	0%	+6%	162.3	+6%	NA	NA
Global iron ore sales[4] (100% basis)	**Mt[9]**	**88.8**	**+5%**	**+17%**	**164.5**	**+4%**	**343 - 366**	**Unchanged**
Pilbara iron ore sales[5] (100% basis)	Mt[9]	85.3	+7%	+18%	157.7	+5%	323 - 338	Unchanged
Bauxite production	**Mt**	**15.2**	**-3%**	**+14%**	**28.5**	**-7%**	**58 - 61**	**Unchanged**
Alumina production[6]	**Mt**	**2.0**	**+10%**	**-2%**	**4.0**	**+8%**	**7.6 - 8.0**	**Unchanged**
Aluminium production[7]	**Mt**	**0.84**	**0%**	**+1%**	**1.68**	**0%**	**3.25 - 3.45**	**Unchanged**
Lithium carbonate equivalent (LCE) production[8]	**kt**	**14.6**	**+20%**	**+15%**	**27.3**	**+53%**	**61 - 64**	**Unchanged**

[1] Copper equivalent (CuEq) volume = Rio Tinto's share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long-term consensus prices. [2] Rio Tinto share unless otherwise stated. [3] Iron Ore production for Pilbara operations and Iron Ore Company of Canada (IOC) refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents ore ready for train loading at the SimFer mine gate: final (tertiary) crushing of Simandou ore takes place in China. [4] Includes all shipments from Pilbara and IOC, including those to our Portside trading business; excludes shipments from our Portside trading business. It also includes Simandou sales, where there is a ~2-3 month lag between mine gate production and sales for railing, shipping to China and tertiary crushing. 2026 sales guidance (100% basis) is 5-10 Mt for Simandou and 15-18 Mt for IOC. [5] Pilbara iron ore guidance remains subject to the timing of approvals for planned mining areas and heritage clearances. [6] QAL production now included on a 100% basis. [7] Includes primary aluminium only. [8] H1 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis). [9] Wet metric tonnes. [10] See further notes in Section 2, 2026 guidance.

Rio Tinto | Second quarter operations review 1

2. Guidance Production/sales guidance is unchanged1. Unit cost guidance: Pilbara iron ore unit cash costs unchanged. • Note: Diesel prices increased from ~$85/bbl to ~$140/bbl during H1, resulting in a ~$0.8/t YoY increase in unit costs in H1. A US$10/bbl increase in diesel price is estimated to impact full year Pilbara unit costs by ~$0.15/t2. Copper C1 net unit costs reduced • Guidance range reduced to US 30 - 50c/lb (from US 65 - 75c/lb) due to higher than expected gold prices and productivity improvements. 2026 Guidance Pilbara iron ore unit cash costs, free on board (FOB) basis - US$ per wet metric tonne 23.5 - 25.03 Copper C1 net unit costs (Kennecott, Oyu Tolgoi and Escondida) - US cents per lb 30 - 504 1 Guidance remains subject to weather impacts. 2 There will be timing differences between market rates and realised diesel prices due to contractual arrangements. 3 Subject to the impact of higher diesel prices and foreign exchange. Based on Australian dollar exchange rate of 0.67. 4 Gold price assumption is $4,026/oz (spot price as at 30 June 2026). 3. Group update Expenditure on exploration and evaluation • Year to date pre-tax and pre-divestment expenditure on exploration and evaluation charged to the Income Statement was $480 million compared with $334 million in 2025. Approximately 57% of the spend was by the Copper product group, 25% by central exploration and other operations and 18% by the Iron Ore product group. • Copper accounts for the majority of total expenditure on exploration and evaluation. Group financial update • In February 2026, Oyu Tolgoi LLC received tax assessments amounting to MNT 1.6 trillion ($443 million) in primary tax, interest and penalties from the Mongolian Tax Authority, pertaining to tax audits covering the financial years 2021 and 2022. As required by Mongolian tax law, Oyu Tolgoi paid this amount in full in March 2026 reserving its rights to dispute the payment. These assessments are inconsistent with the Oyu Tolgoi Investment Agreement and applicable Mongolian legislation, and we are taking relevant steps including engaging in discussions with the Government of Mongolia to resolve this matter1. • In H1 2026, in addition to the $443 million tax payment described above, we saw a cash outflow of ~$1.2 billion from an increase in working capital. Drivers include higher inventories, primarily in iron ore, following the impact of cyclones in Q1 on Pilbara port capacity and the ramp-up of Simandou, together with normal seasonal movements in amounts due to JV partners and employees. • We have refined our definition of free cash flow to include Rio Tinto share of capital investment, effective from our H1 2026 financial results. Further detail on this change in methodology is available on our website. Middle East conflict Operational impacts to Rio Tinto remain limited, with no material disruption to production or outbound supply chains across our core commodities. Our scale, geographical diversification and trading and procurement capability continue to underpin resilience, enabling supply continuity of raw materials to our operations and products to our customers, despite significant global supply chain dislocation. Prices for our core commodities have remained broadly supportive in Q2, as detailed in our markets section. Conditions in the Strait of Hormuz remain highly volatile. We continue to monitor developments closely and maintain contingency plans to address potential escalation or further disruption to global energy and logistics markets. 1 Further information in relation to these assessments can be found in our 2025 Annual Report in notes 10, 15 and 39 to the financial statements and in our 2025 Taxes and Royalties Paid report on page 23. Rio Tinto | Second quarter operations review 2

4. Our markets Global economy: the economic impacts from the prolonged closure of the Strait of Hormuz have remained moderate to date. Overall, global manufacturing remained in expansion in June, with the global investment goods output Purchasing Managers' Index (PMI) tracking at the strongest quarterly average since 2021, pointing to strong capital investment. Chinese economy: industrial production slowed to 4.3% in April and May from 6.1% YoY in Q1, partly reflecting lower oil supply entering the industrial production value chains. This has been evident in sequentially weaker output of chemicals and processed petroleum products. Exports continue to surge, reinforcing the theme of soft domestic consumption and strong exports. US economy: growth has remained resilient, boosted by the ongoing AI-linked capital investment boom, the fading impact of reciprocal tariffs and a positive terms-of-trade effect from higher energy prices. Copper • London Metal Exchange (LME) copper prices reached a record high of $6.39/lb ($14,096/t) in mid- May, supported by optimism around AI-driven electricity demand, strong investor flows and renewed supply disruption concerns. LME prices have since moderated, largely due to a stronger US dollar, but have remained supported around $5.90/lb ($13,000/t). • Copper leaching operations in the DRC and Chile are facing disruptions to sulphuric acid supply due to the Middle East conflict. While no cost-related curtailments have been observed, acid shortages have reportedly reduced output at some operations. • The US Government has not provided an update regarding possible tariffs on refined copper cathode imports. Chicago Mercantile Exchange (CME) copper prices continue trading above LME prices as a result and the US continue to import more copper cathode than is required to meet demand. • The copper concentrate market remained extremely tight in Q2, with spot treatment and refining charges ending the quarter at a record low of -$150/t. High sulphuric acid prices have provided a revenue tailwind to smelters. Iron ore • Iron ore prices remained resilient, increasing by 2% in Q2 to $105/dmt. • China’s crude steel and pig iron production increased in Q2, on a QoQ basis, but contracted compared to the same period in 2025. • Ex-China Q2 steel production is estimated to have stagnated amid ongoing geopolitical, supply chain and demand-side headwinds. • China’s net steel exports increased by more than 20% QoQ in Q2 as exporters adapted to the licensing regime introduced on 1 January, lifting to a ~120 Mt annualised run rate. • Seaborne iron ore supply was strong in Q2, with fewer seasonal disruptions, lifting shipments by 14 Mt YoY. Supply growth largely came from production increases in West Africa and South America, which offset declines from the Middle East and Canada. • Higher energy costs have lifted the global iron ore cost curve, particularly for marginal suppliers with greater exposure to diesel prices. Aluminium • The Middle East conflict has reduced ex-China aluminium supply, with smelter curtailments contributing to an expected global deficit in 2026. As a result, ex-China inventories have trended towards historically low levels. • The LME aluminium price reached a four-year high in May, driven by supply curtailments that tightened physical metal availability while demand for value-added products remained steady. Physical market tightness was reflected in higher spot market premiums across the US, Japan and Europe. The price has since eased to around $3,150/t, still well above the 2025 average of $2,632/t. This decline in the price is due to an expected recovery in Middle East supply, though restarts remain at a very early stage, and the path back to full production is uncertain. Rio Tinto | Second quarter operations review 3

- China bauxite CIF prices remained supported in Q2 on higher seaborne freight costs. However, FOB margins for Guinean producers came under pressure from higher fuel and royalty costs. Guinean bauxite shipments fell in Q2, before improving at the end of the quarter.
- Australian FOB alumina prices remained range-bound in Q2 amid softer alumina demand and higher output in Indonesia and China. Alumina inventories in China remained elevated through the quarter.

Lithium

- Lithium carbonate prices increased by 13% QoQ, supported by supply disruption concerns in Zimbabwe and China and rapidly expanding Battery Energy Storage Systems (BESS) demand.
- Globally, BESS shipments increased 108% YoY in the first five months of 2026, while Electric Vehicle (EV) sales growth was up 1% YoY, as policy support in China and North America continued to unwind. BESS demand currently accounts for around 30% of lithium demand.

Index prices	Start of Q2 (01/04/26)	End of Q2 (30/06/26)	*% change Start - end Q2*	Q1 2026 average	Q2 2026 average	*% change QoQ*	H1 2026	H1 2025	*% change YoY*
Iron ore ($/dmt CFR China, 61% index)[1]	108	99	**(8)%**	104	105	**+2 %**	**105**	101	**+4 %**
Iron ore ($/dmt CFR China, 65% index)[2]	127	115	**(9)%**	121	122	**+1 %**	**122**	113	**+8 %**
Copper (LME spot, c/lb)	557	605	**+9 %**	583	605	**+4 %**	**593**	428	**+39 %**
Aluminium (LME spot, $/t)	3,584	3,106	**(13)%**	3,199	3,571	**+12 %**	**3,382**	2,539	**+33 %**
Lithium carbonate (spot, $/t CIF China, Japan & Korea)[3]	21,000	19,400	**(8)%**	19,427	22,043	**+13 %**	**20,714**	9,197	**+125 %**

[1] Monthly average Platts (CFR) index for 61% iron fines from 1 January 2026. H1 2025 is the monthly average Platts (CFR) index for 62% iron fines.
[2] Fastmarkets Iron ore 65% Fe Brazil-origin fines, CFR Qingdao, $/dmt.
[3] Fastmarkets index for Lithium carbonate min 99.5% Li_2CO_3 battery grade.

Average realised prices achieved for our major commodities

	Units	H1 2026	H1 2025
Pilbara iron ore	FOB, $/wmt	85.2	83.2
Pilbara iron ore[1]	FOB, $/dmt	92.6	90.5
IOC pellets	FOB, $/wmt	124.9	129.9
Copper[2]	US c/lb	591	436
Aluminium[3]	Metal, $/t	4,343	3,125
Lithium carbonate equivalent[4]	LCE, $/t	18,960	15,580

[1] Assumes 8% moisture. Pilbara average realised price excludes the impact of certain joint venture arrangements. Including these, realised prices for H1 2026 would have been $1.1/wmt lower (H1 2025, $0.7/wmt).
[2] Average realised price for all units sold. Realised price does not include the impact of provisional pricing adjustments, which positively impacted revenues in H1 2026 by $235 million (H1 2025 positive impact of $266 million).
[3] LME plus all-in premiums (product and market). The US Midwest premium adapted to tariff levels in 2025, fully compensating for the 50% tariff after an initial period. Tariff costs are shown on page 8.
[4] Realised lithium carbonate equivalent price is calculated as total lithium revenue divided by total lithium carbonate equivalent (LCE) volume sold, and therefore represents a blended average across products and contracts rather than a spot or index reference. A portion of volumes is sold under longer term customer contracts, with realisations recognised on a lagged basis, so realised prices may not move in line with, or over the same period as, movements in the reference index price. Lithium results are consolidated from the date of acquisition of Arcadium Lithium (March 2025); accordingly, the H1 2025 comparative reflects the post-acquisition period only and excludes January and February 2025.

Rio Tinto | Second quarter operations review 4

5. Copper

Rio Tinto production[1] ('000 tonnes)	Q2 2026	vs Q2 2025	vs Q1 2026	H1 2026	vs H1 2025
Copper					
Kennecott - Refined metal[2]	**20**	-49%	-40%	**54**	-34%
Escondida - Metal in concentrates	**76**	-13%	-1%	**153**	-13%
Escondida - Refined metal	**20**	+36%	+21%	**36**	+29%
Oyu Tolgoi - Metal in concentrates	**97**	+12%	-5%	**198**	+31%
Total copper production (consolidated basis[1])	**213**	-7%	-7%	**442**	+1%

[1] Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
[2] We continue to process third party concentrate to optimise smelter utilisation, including 13 thousand tonnes of cathode produced from purchased concentrate in Q2 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Kennecott

- **Q2 / YoY**: lower cathode production primarily due to reduced availability of high quality copper concentrate. Ore treated was lower due to mine sequencing adjustments associated with geotechnical management, planned concentrator maintenance in June of 23 days (now complete) and a 3 day safety stand-down in April, following the fatality in Q1, that halted production across the value-chain.
- Mine resequencing following preventative geotechnical management activities is nearing completion and is expected to restore full access to planned mining areas during H2 2026. An additional 12 haul trucks have also been returned to service to support higher mining rates and improved production performance.
- A flash converting furnace breach in June 2026 resulted in an unplanned outage at the smelter. There were no adverse safety or environmental impacts from the breach. A full rebuild is estimated to take approximately 75 days, from the incident in late June, which will reduce refined copper and gold production in H2 2026. The flash smelting furnace at the smelter will continue to operate, producing matte, a marketable intermediate copper product. Including the copper contained in matte, total copper production estimates are unchanged for the year. Unsold matte will be converted into cathode and contribute to cash flows in 2027. Mining and concentrator operations will continue, with no impact to mined copper production.

Escondida

- **Q2:** refined copper production increased primarily due to improved Full Sal[1] production.
- **YoY:** concentrate production declined driven mainly by expected lower ore grades from the mine sequence. Refined production increased due to improved performance in both Full Sal and sulphide leaching.

Oyu Tolgoi

- **Q2:** planned maintenance at the concentrator impacted production, which was partly offset by higher grades from the underground. The planned maintenance was completed successfully during Q2.
- **YoY:** increase in production driven by the ramp up of underground operations, and a higher combined grade from the open pit and underground.
- In June 2026, the Government of Mongolia agreed to commence work on resolution of the Entrée licence transfer for Panel 1. As this remains in progress, we continue to advance Panels 0 and 2 North followed by Panel 2 South. Panel 1 is expected to be the final panel brought into production. Mine plan options will continue to be assessed and optimised as appropriate.
- Production ramp-up remains on track to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 2036[2], inclusive of ongoing sustaining capital expenditure associated with ramp-up activities.

[1] Full SaL is a processing technology that allows the extraction of copper using chloride-assisted leaching predominantly for secondary sulphide material. [2] The ~500 thousand tonnes per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.

Rio Tinto | Second quarter operations review 5

6. Iron Ore

Pilbara operations

Rio Tinto share of production (Wet million tonnes)	Q2 2026	vs Q2 2025	vs Q1 2026	H1 2026	vs H1 2025
Pilbara Blend and SP10 Lump[1]	**23.5**	+1%	+5%	**45.8**	+8%
Pilbara Blend and SP10 Fines[1]	**32.5**	-2%	+3%	**63.9**	+5%
Robe Valley Lump	**1.7**	+2%	+11%	**3.3**	+1%
Robe Valley Fines	**2.4**	+7%	+17%	**4.5**	+5%
Yandicoogina Fines (HIY)	**10.9**	-1%	+5%	**21.2**	+5%
Total Pilbara production	**70.9**	0%	+5%	**138.7**	+6%
Total Pilbara production (100% basis)	**83.5**	—%	+6%	**162.3**	+6%

Rio Tinto share of sales (Wet million tonnes)	Q2 2026	vs Q2 2025	vs Q1 2026	H1 2026	vs H1 2025
Pilbara Blend Lump	**17.8**	+60%	+19%	**32.8**	+57%
Pilbara Blend Fines	**33.5**	+56%	+21%	**61.3**	+52%
Robe Valley Lump	**1.5**	+8%	+28%	**2.7**	+5%
Robe Valley Fines	**2.9**	+10%	+28%	**5.2**	+6%
Yandicoogina Fines (HIY)	**11.3**	+6%	+33%	**19.8**	-1%
SP10 Lump[1]	**2.3**	-72%	-16%	**5.1**	-69%
SP10 Fines[1]	**2.8**	-77%	-24%	**6.6**	-72%
Total Pilbara sales[2]	**72.2**	+6%	+18%	**133.4**	+3%
Total Pilbara sales (100% basis)[2]	**85.3**	+7%	+18%	**157.7**	+5%
Total Pilbara sales (consolidated basis)[2, 3]	**74.2**	+6%	+18%	**137.2**	+4%

Production figures are sometimes more precise than the rounded numbers shown, hence small rounding differences may appear.
[1] SP10 includes other lower grade products.
[2] Sales includes material shipped from the Pilbara to our portside trading facility in China which may not be sold onwards by the group in the same period.
[3] While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

- **Q2 production:** stable YoY, supported by improved mine performance following the successful implementation of productivity initiatives targeting equipment and plant operating time.
- **Q2 sales:** up 7% YoY and the highest since 2020 supported by strong system performance and healthy stock levels. SP10 represented 8% of total sales in Q2.
  - Port outload capacity will reduce to below 360 Mtpa during some quarters in H2 2026, 2027 and 2028 with several scheduled major capital projects underway (including Parker Point reclaimers) to improve system flexibility and prepare for Rhodes Ridge.
- **Achieved average pricing**[1] in H1 2026 was $85.2 per wet metric tonne ($83.2 in H1 2025) on an FOB basis (equivalent to $92.6 per dry metric tonne, with an 8% moisture assumption).
  - This compares to the average H1 Platts 61% iron index price for iron ore fines of $92.0 per dry metric tonne, converted to an FOB basis.
- **Q2 sales:** 10% of sales priced by reference to the prior quarter's average index lagged by one month:
  - Remainder sold either on current quarter average, month average or on the spot market.
  - 27% of sales were made on a free on board (FOB) basis, with remainder sold including freight.
- **Q2 portside sales in China:** 2.9 Mt (7.8 Mt in Q2 2025)
  - 89% of our portside sales were either screened or blended in Chinese ports.
  - End-June inventory levels at portside were 6.1 Mt, including 3.4 Mt of Pilbara product.

[1] Pilbara average realised price excludes the impact of certain joint venture arrangements. Including these, realised prices for H1 2026 would have been $1.1/wmt lower (H1 2025, $0.7/wmt).

Rio Tinto | Second quarter operations review 6

Iron Ore Company of Canada (IOC)

Production and sales (Wet million tonnes)	Q2 2026	vs Q2 2025	vs Q1 2026	H1 2026	vs 2025
Pellets and concentrate production (Rio Tinto Share)	1.7	-31%	-15%	3.7	-22%
Pellets and concentrate production (100%)	2.9	-31%	-15%	6.4	-22%
Pellets and concentrate sales[1] (100%)	3.2	-30%	-4%	6.5	-19%

[1] Sales includes material shipped from IOC to our portside trading facility in China which may not be sold onwards by the group in the same period.

- **Q2 production:** multi-year program targeting pit and asset health is in implementation, which, for example, improved total material movement by 14% QoQ.
- **Q2 sales:** reduced QoQ due to lower concentrator feed and the ore dumper replacement project, which reduced train unloading capacity into the port.
- The full year guidance (15-18 Mt) remains subject to the impact of recent forest fires in Canada. We continue to monitor and evaluate the evolving situation.

Simandou

Production and sales (Wet million tonnes)	Q2 2026	vs Q2 2025	vs Q1 2026	H1 2026	vs 2025
Fines production (Rio Tinto share)[1,2]	0.3	NA	+16%	0.6	NA
Fines production (100%)[1,2]	0.7	NA	+16%	1.2	NA
Fines sales (100%)[3]	0.4	NA	NA	0.4	NA

[1] Simandou production represents ore ready for train loading at the SimFer mine gate.
[2] 2.3 Mt (100% SimFer) of crushed iron ore (1 Mt, Rio Tinto share) was produced in 2025 and was recorded for the first time in Q4 2025, some of which required reprocessing in 2026.
[3] There is a ~2-3 month lag between mine gate production and sales for railing, shipping to China and tertiary crushing.

- **Q2 production:** increased QoQ following the Q1 tragic fatality, with a conservative, phased restart to operations to ensure disciplined application of safety learnings. Production has also been impacted by the reliability of temporary screening and crushing facilities. Delivery of permanent crushing facilities, expected in H2, will support the ramp-up.
- **Stockpiles:** at end of June, 7.6 Mt of uncrushed ore at the mine, which contributes to 9.6 Mt across the entire system, including Guinea port, on ships and in China ports.
- **Q2 sales:** 1.6 Mt (100%) shipped to China during the quarter (H1: 2.2 Mt). The first customer collections were completed in April following tertiary crushing in China, with Q2 sales totalling 0.4 Mt (100%) and achieved Fe at 65.8%.

Rio Tinto | Second quarter operations review 7

7. Aluminium & Lithium

Aluminium

Rio Tinto share of production ('000 tonnes)	Q2 2026	vs Q2 2025	vs Q1 2026	H1 2026	vs H1 2025
Bauxite	**15,200**	-3%	+14%	**28,480**	-7%
Bauxite third party shipments[1]	**10,614**	-6%	+15%	**19,835**	-7%
Alumina[2]	**2,002**	+10%	-2%	**4,040**	+8%
Aluminium	**841**	0%	+1%	**1,676**	0%
Recycled aluminium	**70**	-5%	+15%	**130**	-7%

[1] Sangaredi's third-party bauxite shipments for 2025 and Q1 2026 were restated following a reclassification between internal and third-party shipments. Internal shipments are now reported on a 100% basis, with Rio Tinto's share at 45% in line with the offtake arrangement. This has no impact on total bauxite shipments. A 3% humidity adjustment has also now been incorporated.
[2] As stated in our Q1 2026 report, we have included QAL on a 100% basis from 2026.

Bauxite

- **Q2:** production recovered from Q1 weather disruption, led by Weipa maximising plant operating time and rate, and Gove achieving higher effective plant utilisation. We expect around half of the 0.9 Mt lost from the Q1 cyclone to be recovered throughout the year, supported by, for example, additional haul capacity at Weipa.

Alumina

- **Q2:** production reduced QoQ driven by lower output at Yarwun and Vaudreuil following reliability events at both refineries.
- Note for Yarwun: as announced in November 2025, production is set to reduce by 40% starting from October 2026 (~1.2 Mt impact per year). This change, due to tailings constraints, extends Yarwun's life to 2035.

Aluminium

- **Q2:** production increased marginally QoQ with Kitimat, NZAS and AP60 continuing their ramp-up, while the Arvida smelter closed as planned.
  - **Kitimat:** ramping up to nameplate capacity with higher water reservoir levels supporting improved hydro power output.
  - **NZAS:** at full capacity rates.
  - **Arvida:** final two potlines closed in June 2026 as per plan, completing the transition to AP60, which continues to ramp up (as detailed on page 13).

Tariffs

- **Q2:** All produced metal was shipped, with sales pricing, product mix and shipping destinations flexed to optimise outcomes in a changing market environment.

	H1 2025	H2 2025	H1 2026
Total RTA shipments - US destination, kt[1]	723	630	**585**
Total RTA tariff cost, $m	321	709	**773**
Average mid-west premium duty paid[2], $/tonne	855	1,731	**2,406**
Average realised tariff costs - US destination, $/tonne	444	1,126	**1,322**

[1] Including both tariff impacted and exempt products.

[2] Mid-west premium duty paid applies to approximately 40% of our total volumes.

Recycled aluminium

- **Q2:** higher QoQ production was supported by our productivity program across the business. The -5% YoY movement was driven by the closure of the Canton, Ohio facility in mid 2025 to optimise the portfolio. Recycled volumes continue to reflect the reshaped downstream operating footprint in place since Q2 2025.

Rio Tinto | Second quarter operations review 8

Aluminium modelling

- To assist with modelling of aluminium operating costs during a volatile price environment for raw materials, we provide the following breakdown and sensitivities for the alumina and aluminium metal segments (Primary Metal and Pacific Aluminium). This excludes the effect of intra and inter segment eliminations on Group profit.

Alumina refining

Production cash cost (%)	FY 25	H1 25	H2 25	H1 26
Bauxite	37	36	37	**38**
Conversion	33	34	32	**30**
Caustic	19	19	19	**18**
Energy	12	11	12	**14**
Total	100	100	100	**100**

Input costs (nominal)	H1 25 Index price	H2 25 Index price	H1 26 Index price	HY 26 Annual cost sensitivity impact on underlying EBITDA
Caustic soda[1] ($/t)	445	385	**378**	$11m per $10/t
Natural gas[2] ($/mmbtu)	3.69	3.56	**3.2**	$4m per $0.10/mmbtu
Brent oil ($/bbl)	71.8	66.4	**92.2**	$2m per $10/bbl

[1]*North East Asia FOB* | [2]*Henry Hub*

Aluminium smelting

Production cash cost (%)	FY 25	H1 25	H2 25	H1 26
Alumina	47	52	42	**38**
Power	20	17	22	**23**
Conversion	18	17	19	**20**
Carbon	14	12	15	**16**
Materials	1	0	2	**3**
Total	100	100	100	**100**

Input costs (nominal)	H1 25 Index price	H2 25 Index price	H1 26 Index price	Inventory flow	HY 26 Annual cost sensitivity impact on underlying EBITDA
Alumina[1] ($/t)	593	433	**308**	1 - 2 months	$65m per $10/t
Petroleum coke[2] ($/t)	458	472	**545**	2 - 3 months	$11m per $10/t
Coal tar pitch[3] ($/t)	868	858	**900**	1 - 2 months	$3m per $10/t

[1]*Australia FOB* | [2]*US Gulf FOB* | [3]*North America FOB*

Rio Tinto | Second quarter operations review 9

Lithium

Rio Tinto share of production ('000 tonnes)	**Q2 2026**	vs Q2 2025	vs Q1 2026	**H1 2026**	**H1 2025**	vs H1 2025
Lithium carbonate	**13.9**	+22%	+12%	**26.2**	15.5	+69%
Lithium hydroxide	**5.3**	—%	-4%	**10.9**	7.2	+50%
Spodumene	**—**	NA	NA	**—**	9.1	NA
Other specialities (LCE)	**1.1**	-21%	+38%	**1.8**	1.6	+14%
Total lithium carbonate equivalent (LCE) production[1,2]	**14.6**	+20%	+15%	**27.3**	17.8	+53%

[1] The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.
[2] H1 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis).

- **Q2:** strong performance.
  - **Fénix 1B:** first production in Q2, ahead of plan.
  - **Sal de Vida:** first production in Q2 ahead of plan, commissioning on track.
  - **Rincón starter plant:** continued to ramp up, delivering 385t in Q2, as we focused on reactor stability.
- **YTD:** down by 7% YoY primarily reflecting that Mt Cattlin was in operation in Q1 2025 (in care and maintenance since end of March 2025).

Lithium modelling

- To assist with modelling of lithium operating costs, we are providing the following breakdown and sensitivities for our lithium carbonate and hydroxide processing (covering downstream conversion to hydroxide). This excludes the effect of intra and inter segment eliminations on group profit.

Upstream lithium carbonate & chloride[1]

Production cash cost (%)	FY 25	H1 26
Reagents (soda ash, lime)	42	35
Conversion (labour, maintenance, contractors)	29	35
Brine extraction & evaporation (DLE, pumping, ponds)	19	16
Energy (gas, diesel, power)	10	12
Other materials & consumables	1	2
Total	**100**	**100**

Downstream lithium hydroxide

Production cash cost (%)	FY 25	H1 26
Lithium carbonate feedstock[2]	64	69
Conversion (labour, maintenance, contractors)	31	26
Energy, reagents and other materials & consumables	5	5
Total[3]	**100**	**100**

[1] Upstream cost % include assets in production ramp-up during the period (Sal de Vida, Rincon and Fénix 1B), and are yet to be representative of steady-state operating costs. [2] Downstream cost % reflects the total internal cost of the lithium carbonate feedstock consumed, consistent with the vertically integrated nature of the value chain. [3] Certain lithium input costs flow through the income statement on a lag as material moves through inventory — typically three months, longer in some cases — so movements in input prices may not be fully reflected in the period in which they occur.

Rio Tinto | Second quarter operations review 10

8. Borates and TiO2 Rio Tinto share of production (’000 tonnes) Q2 2026 vs Q2 2025 vs Q1 2026 H1 2026 vs H1 2025 Borates - B2O3 content 137 +4% +7% 265 +6 % Titanium dioxide slag - TiO2 227 -15% +4% 445 -9 % We are advancing our strategic reviews and are actively testing the market for our Borates business and evaluating options for Rio Tinto Iron & Titanium. Borates • Q2: achieved strong production supported by continued robust market conditions. Iron & Titanium • Q2: continued to align production with market demand, operating six (of nine) furnaces in Quebec and three (of four) furnaces at Richards Bay Minerals. Rio Tinto | Second quarter operations review 11

9. Capital Projects

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Copper		
Project: Kennecott open pit extension **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Approval:** 2019 **To note:** The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	• Stripping will continue through 2027 with sustainable ore production from the second phase of the pushback expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS) underground development[1] **Location:** Utah, United States **Ownership**: Rio Tinto (100%) **Capacity:** around 250 kt through to 2033[2] **Approval:** June 2023 **First production:** Achieved Q4 2025 **To note:** Original approval for $0.5bn with a further $0.1bn approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	• Underground production was impacted by the safety stand-down, geotechnical remediation following a rockfall and maintenance constraints. This resulted in lower development and ore movement than planned in Q2.
Iron ore		
Project: Brockman (Brockman Syncline 1) **Location:** WA, Australia **Ownership:** 100% **Capacity:** 34 Mtpa **Approval:** March 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Brockman regions in WA.	$1.8bn	• Bulk earthworks progressed, with critical path items advancing and key areas handed over to the structural/mechanical construction contractor. • First production remains on track for 2027.
Project: Hope Downs 2 (incl. Bedded Hilltop) **Location:** WA, Australia **Ownership:** Rio Tinto (50%) and Hancock Prospecting (50%) **Capacity:** 31 Mtpa **Approval:** June 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Hope Downs 1 operation in WA.	$0.8bn (Rio Tinto share)	• Construction remains ahead of plan, with strong progress across civil works, haul roads and non-process infrastructure. • Key infrastructure nearing completion (due in July 2026), including Hope Downs 2 Satellite Facility. • Road train operations continue to ramp up following commissioning in February. • First production from haulage remains on track for 2027.
Project: West Angelas Sustaining **Location:** WA, Australia **Ownership:** Rio Tinto (53%), Mitsui Iron Ore (33%) and Nippon Steel (14%) **Capacity:** 35 Mtpa **Approval:** October 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the West Angelas hub in WA.	$0.4bn (Rio Tinto share)	• Construction activities progressed in line with plan. • First production remains on track for 2027.

Rio Tinto | Second quarter operations review 12

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Simandou **Location:** Guinea, Africa **SimFer mine ownership:** SimFer (85%), Government of Guinea (GoG) (15%) **SimFer mine capacity:** 60 Mtpa[3] (27 Mtpa RT share) **Approval:** July 2024 **Start date:** first shipment in December 2025 **To note:** Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[4] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 Mtpa of iron ore mined by SimFer's and WCS's respective mining concessions.[5] The SimFer joint venture[6] will develop, own and operate a 60 Mtpa[3] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	• Ore continues being railed from the SimFer mine to the main rail line via the SimFer rail spur and shipped through the WCS port while construction of the SimFer port is finalised. Commissioning of key infrastructure remains targeted through 2026, supporting ramp up toward full production rates during H2 2028. • Non-managed infrastructure – our partners confirm that construction is progressing well and is on track. • SimFer mine is progressing to plan, with ~77% completed - bulk earthworks and permanent facilities construction continue, with critical systems nearing completion and first ore through the primary crusher expected in Q4 2026, aligned with plan. • SimFer rail infrastructure sees an expanding locomotive fleet supporting ramp-up of operations. • SimFer port and marine infrastructure continue to progress to plan, with 85% completed - fabrication and assembly of trans-shipment vessels advancing and commissioning activities building toward operational readiness. SimFer port commissioning is expected in Q1 2027. • Workforce across all the SimFer scope of mine, rail and port is 19,460 with 76% Guinean participation.
Aluminium		
Project: Low-carbon AP60 aluminium smelter **Location:** Quebec, Canada **Ownership:** Rio Tinto (100%) **Capacity:** Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum **Approval:** June 2023 **Start date:** First hot metal achieved in March 2026. **To note:** The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which has been rescheduled to open in Q4 2026.	$1.5bn	• Commissioning commenced in May 2026, with system handovers continuing through staged verification to support the plant commissioning. • Construction progressing toward completion, with works largely concentrated in remaining brownfield and replacement areas, overall progress (~97%) nearing finalisation. • The smelter is expected to be fully ramped up as planned by the end of 2026.
Lithium		
Project: Rincon expansion **Location:** Salta province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 60ktpa (battery grade lithium carbonate) **Approval:** December 2024 **Planned first production:** 2028 with three-year ramp-up to full capacity **To note:** Project consists of the 3ktpa starter plant and 57ktpa expansion program. The mine is expected to have a 40-year[7] life and operate in the first quartile of the cost curve.	$2.5bn	• Construction of full scale plant is progressing across key areas, including camp, utilities and pipelines, with works advancing toward planned development milestones. • The project remains in early execution, with initial construction focused on site establishment, enabling works and supporting infrastructure for future expansion.

Rio Tinto | Second quarter operations review 13

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Lithium		
Project: Fénix expansion (1B) **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 10ktpa LCE (battery grade lithium carbonate) **First production:** achieved in Q2 2026 **To note:** product is carbonate, chloride	$0.7bn	• First production achieved in Q2, ahead of plan. • Plant remains in commissioning phase.
Project: Sal de Vida **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 15ktpa LCE **First production:** achieved in Q2 2026 **To note:** product is carbonate	$0.7bn	• First production achieved in Q2, ahead of plan. • Plant remains in commissioning phase.
Project: Nemaska Lithium **Location:** Quebec, Canada **Ownership:** Following the respective equity investments made by Rio Tinto and the Government of Québec, through Investissement Québec, in Nemaska Lithium since March 2025, Rio Tinto now holds a 53.9% stake in Nemaska Lithium, while the Government of Québec holds 46.1% of the company. **Capacity:** 28ktpa LCE (100%) **First production:** planned in 2028 **To note:** product is integrated lithium hydroxide.	$1.1bn (Rio Tinto share)	• Following the in-depth review of the Bécancour project, a decision to slow the pace of construction during 2026 was made in Q1. • Some activities at the Bécancour site continue (asset preservation, maintaining site integrity) during the optimisation period, while others have been paused or deferred, with a temporary reduction in contractor workforce levels. • We remain committed to the Bécancour project. Engineering for the Bécancour facility has been completed and construction is now more than 70% advanced. • Whabouchi and Galaxy mines: we are continuing a strategic business and capital discipline review with our partners in Canada to decide which of the two mines we will develop. We now expect to make a decision in H2 2026 (previously H1), to ensure an integrated solution for spodumene supply to Bécancour is available by 2028.
Iron & Titanium		
Project: Zulti South **Location:** Richards Bay, South Africa **Ownership:** Rio Tinto (74%), Blue Horizon Investments (24%) and Employee Share Participation Trust (ESPS) (2%) **Capacity:** Extend mine life to 2050 **Approval:** March 2026 **Planned first production:** Q4 2028 **To note:** Construction commenced in H1 2026 and will take 30 months to be completed with initial commercial production expected in Q4 2028. This first phase will support Richards Bay Mineral's (RBM's) supply of zircon and ilmenite, while the second phase will follow as part of the long-term development strategy.	$0.35bn (Rio Tinto share)	• Early construction and site establishment are progressing, with mobilisation underway and enabling works advancing. Engineering and procurement continue in parallel, with fabrication of long lead mechanical equipment commencing in China.

1. *The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves.*

2. *The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US". All material assumptions underpinning that production target continue to apply and have not materially changed.*

3. *The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled "Investor Seminar 2023". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.*

4. *WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%.*

Rio Tinto | Second quarter operations review 14

5. WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines. 6. SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations. 7. The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60ktpa is comprised of 3ktpa starter plant, 50ktpa full scale plant and 7ktpa additional optimisation. Rio Tinto | Second quarter operations review 15

10. Future Projects Project Status Copper: Resolution Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona. • Following completion of the congressionally mandated land exchange in March, project development continued to advance permitting, enabling works, data gathering and technical studies. • Commenced initial underground development, including expansion of the existing mining station at ~6,800 feet below ground, representing an important step toward future access to the orebody. • Commenced surface drilling in newly accessible areas following the land exchange, with underground drilling scheduled to commence in Q3 to support further resource definition and geological data collection. • Progressed key land exchange commitments, including mitigation, monitoring and engagement measures and ongoing collaboration with Native American Tribes, local communities and regulators. A long-term water agreement with the Town of Superior was approved including a commitment of more than $20 million to help protect and enhance the community’s water future. Copper: Winu Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%) To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority. • The feasibility study is progressing and is on track for completion by end-2026. • Engagement with the Western Australia EPA is ongoing to finalise the Environmental Review Document for publication. • The project is focused on concluding agreements with the Nyangumarta and Martu Traditional Owner groups during 2026. • The project is progressing towards declaring an Ore Reserve, contingent on the completion and validation of all relevant modifying factors. Copper: La Granja Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum Minerals (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105m. It will invest up to a further $546m into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. • An updated technical report was published by the operator, First Quantum, in May 2026 outlining a materially updated Mineral Resource estimate1. The project now hosts 4.8Bt @ 0.48% Cu Measured & Indicated for 23.0Mt contained copper, plus 5.2Bt @ 0.40% Cu Inferred for another 20.7Mt Cu. • Further project development is focused on advancing the permitting process. Key priorities include the progression of baseline environmental and social studies, continued stakeholder engagement, and preparation for the Detailed Environmental Impact Assessment, which is scheduled to commence in 2026. Iron Ore: Rhodes Ridge Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%)2 Capacity: 40 to 50 Mtpa First ore: end of decade To note: The Rhodes Ridge Joint Venture has approved a feasibility study to progress development of the first phase of the Rhodes Ridge project. The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 Mtpa. This study commenced in Q1 2026 as planned, and is expected to conclude in 2029. The development will use Rio Tinto’s rail, port and power infrastructure. Following completion of the pre-feasibility study and with the environmental referral planned, we aim to progress toward reporting an initial Ore Reserve for Rhodes Ridge in 2026, contingent on continued review of all relevant modifying factors. • The feasibility study remains on track to be completed in 2029 subject to relevant approvals. Rio Tinto | Second quarter operations review 16

Project Status Aluminium: Arctial partnership Location: Finland To note: Partnership agreement formed in 2025 with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry-leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. • The EIA was submitted in May 2026 and public hearings have commenced. Upon completion of the pre-feasibility study, the JV partners have decided to proceed with more detailed technical, commercial and financial planning. Lithium: Argentina • Developing the blueprint in 2026 for two future hubs, targeting $30/kg capital intensity with a 30-month timeline for development and <$5/kg C1 operating costs. Lithium: Atacama region, Chile To note: Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga project. Binding agreement with ENAMI to form a JV to develop the Salares Altoandinos project. • Expected agreement closure now expected in 2027 (for both Maricunga and Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions. 1 The La Granja Mineral Resource estimate is sourced from First Quantum Minerals Ltd. Quote from the First Quantum release: “the Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) with an effective date of December 31, 2025.” 2 Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge Mining (No 1) Pty Ltd, a wholly owned subsidiary of Wright Prospecting Pty Ltd, that is managed and controlled by AMB. Rio Tinto | Second quarter operations review 17

11. Exploration and evaluation Commodities Advanced projects Greenfield/ Brownfield programs QoQ change Copper Nuevo Cobre, Chile Comita, Colombia Greenfield: Angola, Australia, Canada, Chile, China, Colombia, Kazakhstan, Laos, Peru, Papua New Guinea, Serbia1, Türkiye1, USA and Zambia Türkiye added Iron Ore Pilbara, Australia Greenfield and Brownfield: Pilbara, Australia NA Bauxite Greenfield: Australia NA Lithium Greenfield: Australia and Rwanda NA Other Chiri, Angola (diamonds) Kasiya1, Malawi (titanium) NA 1 Non-operated. • Overall, Rio Tinto has a strong portfolio of exploration projects with activity in 16 countries across six commodities. We continue to sharpen and focus and simplify the portfolio. Rio Tinto | Second quarter operations review 18

12. Second quarter public releases 8 April 2026 | Bolobedu solar power plant reaches commissioning 16 April 2026 | Rio Tinto advances Kitimat operations with new conveyor commissioning 21 April 2026 | Rio Tinto releases first quarter 2026 production results 21 April 2026 | Rio Tinto donates A$1.5 million to support Qld and NT communities impacted by Severe Tropical Cyclone Narelle and recent widespread flooding 23 April 2026 | Rio Tinto donates A$1.5m to WA Department of Fire and Emergency Services to help with Severe Tropical Cyclone Narelle recovery 24 April 2026 | Rio Tinto’s Argyle Pink Diamonds™ and West Australian Ballet announce 2026 Rare Gem recipient 28 April 2026 | Rio Tinto's A$100m boost for essential service worker housing in the Pilbara 29 April 2026 | Clontarf and Rio Tinto extend 18-year partnership supporting young Aboriginal and Torres Strait Islander men 5 May 2026 | Sodexo awarded contract to manage Rio Tinto's Pilbara facilities 11 May 2026 | Yindjibarndi Energy Corporation reaches Financial Close on Jinbi Solar Project; signs Power Purchase Agreement with Rio Tinto 14 May 2026 | Rio Tinto appoints new Chief Legal Officer 20 May 2026 | Rio Tinto ships 8 billionth tonne of iron ore from the Pilbara 26 May 2026 | Richards Bay Minerals announces leadership change 29 May 2026 | Rio Tinto commissions $1.5 billion AP60 smelter expansion in Quebec 9 June 2026 | Rio Tinto Canada Fund boosts community investment to C$13 million to better meet the needs of Canadians 12 June 2026 | China Baowu and Rio Tinto complete Pilbara Blend iron ore pelletisation and direct reduction trials 23 June 2026 | BHP, Rio Tinto and Caterpillar launch battery-electric haul truck trial in the Pilbara 30 June 2026 | Rio Tinto and Government of Mongolia agree to adjust Oyu Tolgoi shareholder loan interest rate Rio Tinto | Second quarter operations review 19

Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454 Media Relations, Canada Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary. riotinto.com UK LEI: 213800YOEO5OQ72G2R82 AU LEI: 529900X2VMAQT2PE0V24 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State Forward-looking statement This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, production guidance, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. A discussion of the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements can be found in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of the risk factors discussed in such documents, and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Rio Tinto | Second quarter operations review 20

Rio Tinto production summary

Rio Tinto share of production

		Quarter					Half Year		% change		
		Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	2025 H1	**2026 H1**	Q2 26 vs Q2 25	Q2 26 vs Q1 26	H1 2026 vs H1 2025
Principal commodities											
Alumina	**('000 t)**	1,815	1,888	1,969	2,038	**2,002**	3,735	**4,040**	+10%	-2%	+8%
Aluminium (Primary)	**('000 t)**	842	857	852	835	**841**	1,671	**1,676**	0%	+1%	0%
Bauxite	**('000 t)**	15,644	16,392	15,397	13,281	**15,200**	30,610	**28,480**	-3%	+14%	-7%
Borates	**('000 t)**	132	128	124	128	**137**	249	**265**	+4%	+7%	+6%
Copper (consolidated)	**('000 t)**	229	204	240	229	**213**	438	**442**	-7%	-7%	+1%
Iron Ore (a)	**('000 t)**	73,548	74,168	80,515	70,045	**72,949**	135,956	**142,994**	-1%	+4%	+5%
Lithium carbonate equivalent (LCE) (b)	**('000 t)**	12.2	12.5	15.4	12.7	**14.6**	17.8	**27.3**	+20%	+15%	+53%
Titanium dioxide slag	**('000 t)**	269	261	222	218	**227**	491	**445**	-15%	+4%	-9%
Other Metals & Minerals											
Diamonds	**('000 cts)**	1,238	1,137	1,112	1,041	**33**	2,179	**1,074**	-97%	-97%	-51%
Gold - mined	**('000 oz)**	112.9	120.8	151.9	133.3	**116.3**	191.6	**249.5**	+3%	-13%	+30%
Gold - refined	**('000 oz)**	32.1	19.4	31.3	37.9	**21.5**	66.0	**59.4**	-33%	-43%	-10%
Molybdenum	**('000 t)**	1.1	1.3	1.7	2.5	**1.5**	2.2	**4.0**	+30%	-42%	+84%
Salt	**('000 t)**	1,375	1,197	1,342	951	**1,176**	2,211	**2,127**	-15%	+24%	-4%
Silver - mined	**('000 oz)**	1,474	1,233	1,650	1,777	**1,336**	2,632	**3,113**	-9%	-25%	+18%
Silver - refined	**('000 oz)**	509	254	439	632	**327**	1,145	**958**	-36%	-48%	-16%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page or reported for the first time. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.
(a) Iron Ore production for Pilbara operations and Iron Ore Company of Canada refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents ore ready for train loading at the SimFer mine gate: final (tertiary) crushing of Simandou ore takes place in China. There is a ~2-3 month lag between mine gate production and sales for railing, shipping to China and tertiary crushing.
(b) H1 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis).

Rio Tinto | Second quarter operations review 21

Rio Tinto share of production

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
ALUMINA								
Production ('000 tonnes)								
Jonquière (Vaudreuil)	100 %	340	323	351	349	**322**	695	**671**
Jonquière (Vaudreuil) specialty Alumina plant	100 %	30	26	29	28	**28**	55	**56**
Queensland Alumina	80 %	699	697	710	839	**859**	1,384	**1,698**
São Luis (Alumar)	10 %	93	98	98	98	**97**	183	**195**
Yarwun	100 %	653	743	781	724	**695**	1,418	**1,419**
Rio Tinto total alumina production		1,815	1,888	1,969	2,038	**2,002**	3,735	**4,040**
ALUMINIUM								
Primary production ('000 tonnes)								
Australia - Bell Bay	100 %	48	49	48	47	**47**	94	**94**
Australia - Boyne Island	74 %	92	94	93	91	**92**	184	**183**
Australia - Tomago	52 %	73	75	76	73	**74**	145	**146**
Canada - six wholly owned	100 %	392	397	386	378	**379**	779	**757**
Canada - Alouette (Sept-Îles)	40 %	62	60	63	63	**63**	124	**127**
Canada - Bécancour	25 %	30	30	30	29	**29**	58	**59**
Iceland - ISAL (Reykjavik)	100 %	51	51	52	52	**53**	99	**104**
New Zealand - Tiwai Point	100 %	75	82	83	82	**83**	149	**165**
Oman - Sohar	20 %	20	20	20	20	**20**	40	**40**
Rio Tinto total primary aluminium production		842	857	852	835	**841**	1,671	**1,676**
Recycled production ('000 tonnes)								
Matalco	50 %	74	68	62	61	**70**	140	**130**
Rio Tinto total recycled aluminium production		74	68	62	61	**70**	140	**130**
BAUXITE								
Production ('000 tonnes) (a)								
Gove	100 %	3,303	3,244	3,040	3,109	**3,229**	6,444	**6,338**
Porto Trombetas	22 %	676	690	659	523	**578**	1,194	**1,101**
Sangaredi	(b)	2,028	1,671	1,676	1,746	**1,986**	4,318	**3,732**
Weipa	100 %	9,637	10,788	10,021	7,903	**9,407**	18,654	**17,309**
Rio Tinto total bauxite production		15,644	16,392	15,397	13,281	**15,200**	30,610	**28,480**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto | Second quarter operations review 22

Rio Tinto share of production

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
BORATES								
Production ('000 tonnes B_2O_3 content)								
Rio Tinto Borates - borates	100 %	132	128	124	128	**137**	249	**265**
COPPER								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	40.7	18.5	38.4	34.7	**20.2**	68.3	**54.9**
Escondida	30 %	96.4	96.7	89.9	88.7	**84.2**	195.1	**173.0**
Oyu Tolgoi	66 %	57.3	58.9	68.6	67.1	**63.9**	100.3	**131.0**
Rio Tinto total mine production		194.4	174.1	196.9	190.5	**168.3**	363.7	**358.8**
Refined production ('000 tonnes)								
Escondida	30 %	14.6	14.0	14.0	16.4	**19.9**	28.2	**36.4**
Kennecott (b)	100 %	39.8	13.0	38.4	34.0	**20.4**	82.2	**54.4**
Rio Tinto total refined production		54.4	27.0	52.4	50.5	**40.3**	110.3	**90.7**
Copper production – consolidated basis ('000 tonnes)								
Kennecott (b) - Production of refined metal		39.8	13.0	38.4	34.0	**20.4**	82.2	**54.4**
Escondida - Mill production (metal in concentrates) (c)		87.3	88.3	83.9	76.5	**76.0**	176.0	**152.6**
Escondida - Refined production from leach plants		14.6	14.0	14.0	16.4	**19.9**	28.2	**36.4**
Oyu Tolgoi - Metal in concentrates		86.8	89.2	103.9	101.6	**96.9**	152.0	**198.5**
Rio Tinto total production - consolidated basis		228.5	204.4	240.3	228.6	**213.2**	438.3	**441.8**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 13 thousand tonnes of cathode produced from purchased concentrate in Q2 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

(c) Mill production was previously reported together with recoverable copper in ore stacked for leaching as mined production.

Rio Tinto | Second quarter operations review 23

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
DIAMONDS								
Production ('000 carats)								
Diavik	100 %	1,238	1,137	1,112	1,041	**33**	2,179	**1,074**

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
GOLD								
Metal in concentrates production ('000 ounces) (a)								
Bingham Canyon	100 %	36.5	19.0	37.6	36.3	**20.4**	61.2	**56.6**
Escondida	30 %	12.1	10.6	9.6	15.7	**11.9**	25.4	**27.7**
Oyu Tolgoi	66 %	64.4	91.2	104.7	81.2	**84.0**	105.0	**165.2**
Rio Tinto total mine production		112.9	120.8	151.9	133.3	**116.3**	191.6	**249.5**
Refined production ('000 ounces)								
Kennecott (b)	100 %	32.1	19.4	31.3	37.9	**21.5**	66.0	**59.4**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 13 thousand tonnes of cathode produced from purchased concentrate in Q2 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Second quarter operations review 24

Rio Tinto share of production

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
IRON ORE								
Production ('000 tonnes) (a)								
Hamersley mines	(b)	57,422	58,574	63,972	55,828	**57,369**	107,059	**113,197**
Hope Downs	50 %	5,206	4,742	4,819	4,074	**4,607**	8,814	**8,681**
Iron Ore Company of Canada	59 %	2,488	2,348	2,187	2,023	**1,714**	4,805	**3,737**
Robe River - Pannawonica (Mesas J and A)	53 %	3,960	3,588	4,077	3,618	**4,145**	7,498	**7,763**
Robe River - West Angelas	53 %	4,472	4,917	4,436	4,246	**4,817**	7,780	**9,062**
Simandou	45% (g)	0	0	1,023	257	**297**	0	**554**
Rio Tinto iron ore production ('000 tonnes) (a)		73,548	74,168	80,515	70,045	**72,949**	135,956	**142,994**
Breakdown of Production:								
Pilbara Blend and SP10 Lump (c)		23,186	24,003	25,557	22,326	**23,487**	42,571	**45,812**
Pilbara Blend and SP10 Fines (c)		32,970	33,357	35,974	31,468	**32,455**	60,830	**63,924**
Robe Valley Lump		1,679	1,663	1,672	1,539	**1,714**	3,216	**3,253**
Robe Valley Fines		2,280	1,924	2,405	2,079	**2,431**	4,282	**4,510**
Yandicoogina Fines (HIY)		10,944	10,873	11,697	10,354	**10,850**	20,253	**21,204**
Pilbara iron ore production ('000 tonnes)		71,060	71,820	77,305	67,766	**70,937**	131,151	**138,703**
IOC Concentrate		1,179	936	785	1,010	**442**	2,127	**1,452**
IOC Pellets		1,309	1,411	1,402	1,013	**1,272**	2,678	**2,285**
IOC iron ore production ('000 tonnes)		2,488	2,348	2,187	2,023	**1,714**	4,805	**3,737**
Simandou iron ore production ('000 tonnes) (f)	45% (g)	0	0	1,023	257	**297**	0	**554**
Sales ('000 tonnes)								
Breakdown of Sales:								
Pilbara Blend Lump		11,159	17,668	19,081	14,976	**17,832**	20,933	**32,808**
Pilbara Blend Fines		21,520	33,353	34,602	27,792	**33,501**	40,345	**61,293**
Robe Valley Lump		1,385	1,330	1,371	1,173	**1,503**	2,544	**2,676**
Robe Valley Fines		2,638	2,233	2,615	2,276	**2,909**	4,870	**5,184**
Yandicoogina Fines (HIY)		10,636	10,764	12,421	8,485	**11,284**	19,986	**19,768**
SP10 Lump (c)		8,324	2,938	3,637	2,744	**2,314**	16,441	**5,058**
SP10 Fines (c)		12,459	3,155	4,975	3,740	**2,831**	23,864	**6,571**
Pilbara iron ore sales ('000 tonnes) (d)		68,120	71,441	78,702	61,186	**72,173**	128,982	**133,359**
Pilbara iron ore sales - consolidated basis ('000 tonnes) (d) (e)		69,985	73,431	80,586	62,998	**74,197**	132,523	**137,195**
IOC Concentrate		1,276	1,056	837	676	**653**	1,922	**1,329**
IOC Pellets		1,382	1,306	1,376	1,258	**1,203**	2,737	**2,461**
IOC Iron ore sales ('000 tonnes) (d)		2,658	2,363	2,212	1,934	**1,856**	4,659	**3,790**
Simandou iron ore sales ('000 tonnes) (h)	45% (g)	0	0	0	0	**190**	0	**190**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets. Iron Ore production for Pilbara operations and Iron Ore Company of Canada refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents ore ready for train loading at the SimFer mine gate: final (tertiary) crushing of Simandou ore takes place in China There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China and tertiary crushing in China.

(b) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(c) SP10 includes other lower grade products.

(d) Sales includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.

(e) While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

(f) Simandou production represents ore at the SimFer mine gate before train loading. Final crushing is undertaken in China, hence, Simandou mine gate production is not considered to be saleable production.

(g) Represents the Rio Tinto equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).

(h) There is a ~2-3 month lag between mine gate production and sales for railing, shipping to China and tertiary crushing.

Rio Tinto | Second quarter operations review 25

Rio Tinto share of production

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
LITHIUM								
Production ('000 tonnes)								
Lithium carbonate	(a)	11.4	11.2	13.9	12.4	**13.9**	15.5	**26.2**
Lithium hydroxide	100 %	5.3	6.0	5.1	5.5	**5.3**	7.2	**10.9**
Spodumene	100 %	—	—	0.0	0.0	0.0	9.1	**0.0**
Other lithium specialities (LCE)	100 %	1.4	1.7	1.3	0.8	**1.1**	1.6	**1.8**
Total lithium carbonate equivalent (LCE) production (b)		12.2	12.5	15.4	12.7	**14.6**	17.8 (c)	**27.3**

(a) Lithium carbonate quantities reflect Rio Tinto's 66.5% ownership in Olaroz, 100% ownership in Fénix

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) H1 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis).

MOLYBDENUM								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	1.1	1.3	1.7	2.5	**1.5**	2.2	**4.0**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

SALT								
Production ('000 tonnes)								
Dampier Salt	68 %	1,375	1,197	1,342	951	**1,176**	2,211	**2,127**

SILVER								
Metal in concentrates production ('000 tonnes) (a)								
Bingham Canyon	100 %	539	282	556	536	**287**	896	**823**
Escondida	30 %	572	583	653	834	**658**	1,108	**1,492**
Oyu Tolgoi	66 %	363	369	441	406	**392**	629	**798**
Rio Tinto total mine production		1,474	1,233	1,650	1,777	**1,336**	2,632	**3,113**
Refined production ('000 ounces)								
Kennecott (b)	100 %	509	254	439	632	**327**	1,145	**958**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) We continue to process third party concentrate to optimise smelter utilisation, including 13 thousand tonnes of cathode produced from purchased concentrate in Q2 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Second quarter operations review 26

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
TITANIUM DIOXIDE SLAG								
Production ('000 tonnes)								
Rio Tinto Iron & Titanium (a)	100 %	269	261	222	218	**227**	491	**445**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto percentage interest shown above is at 30 June 2026.

Rio Tinto | Second quarter operations review 27

Rio Tinto operational data

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
ALUMINA								
Smelter Grade Alumina - Aluminium Group								
Alumina production ('000 tonnes)								
Australia								
Queensland Alumina Refinery - Queensland	80 %	874	871	887	839	**859**	1,730	**1,698**
Yarwun refinery - Queensland	100 %	653	743	781	724	**695**	1,418	**1,419**
Brazil								
São Luis (Alumar) refinery	10 %	926	984	984	977	**973**	1,827	**1,950**
Canada								
Jonquière (Vaudreuil) refinery - Quebec (a)	100 %	340	323	351	349	**322**	695	**671**

(a) Jonquière's (Vaudreuil's) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
Speciality Alumina - Aluminium Group								
Speciality alumina production ('000 tonnes)								
Canada								
Jonquière (Vaudreuil) plant – Quebec	100 %	30	26	29	28	**28**	55	**56**

Rio Tinto percentage interest shown above is at 30 June 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 28

Rio Tinto operational data

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
ALUMINIUM								
Primary Aluminium								
Primary aluminium production ('000 tonnes)								
Australia								
Bell Bay smelter - Tasmania	100 %	48	49	48	47	**47**	94	**94**
Boyne Island smelter - Queensland	74 %	125	127	127	124	**125**	250	**249**
Tomago smelter - New South Wales	52 %	141	145	148	141	**143**	282	**284**
Canada								
Alma smelter - Quebec	100 %	120	122	123	120	**122**	239	**242**
Alouette (Sept-Îles) smelter - Quebec	40 %	154	149	158	158	**159**	309	**316**
Arvida smelter - Quebec	100 %	36	34	24	20	**13**	71	**33**
Arvida AP60 smelter - Quebec	100 %	15	15	16	15	**17**	30	**31**
Bécancour smelter - Quebec	25 %	120	118	119	117	**117**	233	**234**
Grande-Baie smelter - Quebec	100 %	56	58	58	57	**57**	113	**114**
Kitimat smelter - British Columbia	100 %	102	103	101	105	**108**	202	**213**
Laterrière smelter - Quebec	100 %	62	64	63	62	**62**	124	**124**
Iceland								
ISAL (Reykjavik) smelter	100 %	51	51	52	52	**53**	99	**104**
New Zealand								
Tiwai Point smelter	100 %	75	82	83	82	**83**	149	**165**
Oman								
Sohar smelter	20 %	101	101	100	99	**102**	200	**201**
Recycled Aluminium								
Recycled aluminium production ('000 tonnes)								
Matalco	50 %	147	135	124	121	**140**	279	**261**

Rio Tinto percentage interest shown above is at 30 June 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 29

Rio Tinto operational data Rio Tinto interest Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 H1 2025 H1 2026 BAUXITE Bauxite production ('000 tonnes) Australia Gove mine - Northern Territory 100% 3,303 3,244 3,040 3,109 3,229 6,444 6,338 Weipa mine - Queensland 100% 9,637 10,788 10,021 7,903 9,407 18,654 17,309 Brazil Porto Trombetas (MRN) mine 22% 3,071 3,134 2,997 2,379 2,627 5,428 5,005 Guinea Sangaredi mine (a) 23% 4,506 3,712 3,725 3,880 4,414 9,595 8,293 Rio Tinto share of bauxite shipments Share of total bauxite shipments ('000 tonnes) 15,670 16,396 15,102 13,427 15,305 30,060 28,732 Share of third party bauxite shipments ('000 tonnes) (b) 11,302 11,843 10,638 9,221 10,614 21,288 19,835 (a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production. (b) Sangaredi's third-party bauxite shipments for 2025 and Q1 2026 were restated following a reclassification between internal and third- party shipments. Internal shipments are now reported on a 100% basis, with Rio Tinto's share at 45% in line with the offtake arrangement. This has no impact on total bauxite shipments. A 3% humidity adjustment has also now been incorporated. Rio Tinto interest Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 H1 2025 H1 2026 BORATES US Borates ('000 tonnes) (a) 100% 132 128 124 128 137 249 265 (a) Production is expressed as B2O3 content. Rio Tinto interest Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 H1 2025 H1 2026 COPPER & GOLD Escondida 30 % Chile Sulphide ore to concentrator ('000 tonnes) 36,490 36,721 35,628 34,225 35,862 69,379 70,088 Average copper grade (%) 0.95 0.94 0.91 0.88 0.85 1.01 0.86 Contained copper ('000 tonnes) 291.0 294.2 279.7 255.1 253.5 586.6 508.5 Contained gold ('000 ounces) 40.3 35.3 31.9 52.5 39.7 84.8 92.2 Contained silver ('000 ounces) 1,906 1,942 2,176 2,780 2,193 3,693 4,973 Recoverable copper in ore stacked for leaching ('000 tonnes) (a) 30.3 28.1 20.0 40.7 27.3 63.8 68.0 Refined production from leach plants: Copper cathode production ('000 tonnes) 48.7 46.5 46.7 54.8 66.4 93.9 121.2 Sales of metals: Copper in concentrates ('000 tonnes) (b) 286 258 278 252 234 595 486 Copper cathode ('000 tonnes) 53 38 50 50 72 100 122 Gold ('000 ounces) (b) 40 35 32 52 40 85 92 Silver ('000 ounces) (b) 1,906 1,942 2,176 2,780 2,193 3,693 4,973 (a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad. (b) Payable metals in concentrates Rio Tinto percentage interest shown above is at 30 June 2026. The data represents production and sales on a 100% basis unless otherwise stated. Rio Tinto | Second quarter operations review 30

Rio Tinto operational data

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
COPPER & GOLD (continued)								
Kennecott								
Bingham Canyon mine	100 %							
Utah, US								
Ore treated ('000 tonnes)		10,630	5,928	11,249	10,168	**6,640**	19,969	**16,808**
Average ore grade:								
Copper (%)		0.45	0.37	0.41	0.41	**0.36**	0.40	**0.39**
Gold (g/t)		0.17	0.16	0.18	0.17	**0.13**	0.15	**0.15**
Silver (g/t)		2.21	2.11	2.31	2.32	**1.95**	2.03	**2.17**
Molybdenum (%)		0.031	0.047	0.027	0.046	**0.049**	0.030	**0.047**
Copper concentrates produced ('000 tonnes)		175	75	162	152	**83**	306	**236**
Average concentrate grade (% Cu)		23.3	24.6	23.2	22.8	**24.2**	22.3	**23.3**
Production of metals in copper concentrates:								
Copper ('000 tonnes) (a)		40.7	18.5	38.4	34.7	**20.2**	68.3	**54.9**
Gold ('000 ounces)		36.5	19.0	37.6	36.3	**20.4**	61.2	**56.6**
Silver ('000 ounces)		539	282	556	536	**287**	896	**823**
Molybdenum concentrates produced ('000 tonnes):		2.7	3.3	4.2	5.7	**3.7**	5.1	**9.4**
Molybdenum in concentrates ('000 tonnes)		1.1	1.3	1.7	2.5	**1.5**	2.2	**4.0**
Kennecott smelter & refinery	100 %							
Copper concentrates smelted ('000 tonnes)		123	131	194	98	**167**	286	**265**
Copper anodes produced ('000 tonnes) (b)		33.6	27.8	37.9	19.7	**25.4**	69.7	**45.1**
Production of refined metal:								
Copper ('000 tonnes) (c)		39.8	13.0	38.4	34.0	**20.4**	82.2	**54.4**
Gold ('000 ounces) (d)		32.1	19.4	31.3	37.9	**21.5**	66.0	**59.4**
Silver ('000 ounces) (d)		509	254	439	632	**327**	1,145	**958**
Sales of refined metal:								
Copper ('000 tonnes) (c)		41.7	10.2	41.9	33.4	**20.9**	82.4	**54.3**
Gold ('000 ounces)		30.8	17.7	29.7	36.0	**20.8**	64.5	**56.8**
Silver ('000 ounces)		500	230	427	604	**328**	1,125.3	**932.0**

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) We continue to process third party concentrate to optimise smelter utilisation, including 13 thousand tonnes of cathode produced from purchased concentrate in Q2 2026. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.
(d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 June 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 31

Rio Tinto operational data

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
COPPER & GOLD (continued)								
Oyu Tolgoi mine	66 %							
Mongolia								
Ore Treated ('000 tonnes) - Open Pit		6,836	7,282	7,926	7,334	**6,639**	14,305	**13,973**
Ore Treated ('000 tonnes) - Underground		3,198	2,870	3,406	3,500	**3,263**	5,632	**6,763**
Ore Treated ('000 tonnes) - Total		10,034	10,153	11,332	10,834	**9,902**	19,937	**20,736**
Average mill head grades:								
Open Pit								
Copper (%)		0.47	0.54	0.55	0.54	**0.53**	0.44	**0.53**
Gold (g/t)		0.37	0.58	0.62	0.46	**0.52**	0.30	**0.49**
Silver (g/t)		1.07	1.13	1.16	1.08	**1.11**	1.04	**1.10**
Underground								
Copper (%)		2.13	2.16	2.20	2.16	**2.28**	2.09	**2.22**
Gold (g/t)		0.61	0.63	0.59	0.61	**0.61**	0.58	**0.61**
Silver (g/t)		4.75	4.87	4.94	4.81	**4.98**	4.63	**4.89**
Total								
Copper (%)		1.00	1.00	1.05	1.06	**1.11**	0.91	**1.08**
Gold (g/t)		0.44	0.59	0.61	0.51	**0.55**	0.38	**0.53**
Silver (g/t)		2.24	2.19	2.29	2.29	**2.38**	2.05	**2.33**
Copper concentrates produced ('000 tonnes)		381.6	394.9	464.3	465.3	**406.6**	684.9	**871.9**
Average concentrate grade (% Cu)		22.7	22.6	22.4	21.8	**23.8**	22.2	**22.8**
Production of metals in concentrates:								
Copper in concentrates ('000 tonnes)		86.8	89.2	103.9	101.6	**96.9**	152.0	**198.5**
Gold in concentrates ('000 ounces)		97.5	138.2	158.6	123.1	**127.3**	159.0	**250.4**
Silver in concentrates ('000 ounces)		550	559	668	616	**594**	952	**1,210**
Sales of metals in concentrates (a):								
Copper in concentrates ('000 tonnes)		86.4	80.9	92.4	105.1	**98.8**	144.0	**203.8**
Gold in concentrates ('000 ounces)		92.8	121.2	144.2	137.5	**127.7**	148.7	**265.1**
Silver in concentrates ('000 ounces)		514	474	557	614	**568**	852	**1,181.8**

(a) Sales of metals in concentrates refer to the payable metals in concentrates collected by customers from the Mongolia/China border.

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
DIAMONDS								
Diavik Diamonds	100 %							
Northwest Territories, Canada								
Ore processed ('000 tonnes)		511	515	489	442	**—**	905	**442**
Diamonds recovered ('000 carats)		1,238	1,137	1,112	1,041	**33**	2,179	**1,074**

Rio Tinto percentage interest shown above is at 30 June 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 32

Rio Tinto operational data

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
IRON ORE								
Rio Tinto Iron Ore								
Western Australia								
Pilbara Operations								
Saleable iron ore production ('000 tonnes)								
Hamersley mines	(a)	57,422	58,574	63,972	55,828	**57,369**	107,059	**113,197**
Hope Downs	50 %	10,413	9,484	9,639	8,148	**9,214**	17,629	**17,362**
Robe River - Pannawonica (Mesas J and A)	53 %	7,471	6,769	7,693	6,826	**7,820**	14,148	**14,646**
Robe River - West Angelas	53 %	8,437	9,276	8,370	8,011	**9,088**	14,679	**17,099**
Total production ('000 tonnes)		83,743	84,104	89,674	78,813	**83,491**	153,514	**162,304**
Breakdown of total production:								
Pilbara Blend and SP10 Lump (b)		27,374	28,545	29,678	26,031	**27,644**	49,826	**53,674**
Pilbara Blend and SP10 Fines (b)		37,954	37,917	40,606	35,603	**37,176**	69,288	**72,779**
Robe Valley Lump		3,169	3,138	3,155	2,903	**3,234**	6,067	**6,137**
Robe Valley Fines		4,303	3,631	4,538	3,923	**4,586**	8,080	**8,509**
Yandicoogina Fines (HIY)		10,944	10,873	11,697	10,354	**10,850**	20,253	**21,204**
Breakdown of total shipments:								
Pilbara Blend Lump		12,967	21,142	21,362	16,799	**20,858**	24,964	**37,658**
Pilbara Blend Fines		25,849	38,477	39,448	32,170	**37,831**	48,283	**70,001**
Robe Valley Lump		2,614	2,510	2,588	2,214	**2,835**	4,800	**5,049**
Robe Valley Fines		4,977	4,214	4,934	4,294	**5,488**	9,188	**9,782**
Yandicoogina Fines (HIY)		10,636	10,764	12,421	8,485	**11,284**	19,986	**19,768**
SP10 Lump (b)		9,216	3,643	4,720	3,996	**3,559**	18,022	**7,555**
SP10 Fines (b)		13,629	3,597	5,787	4,430	**3,409**	25,385	**7,839**
Total shipments ('000 tonnes) (c)		79,887	84,346	91,259	72,387	**85,264**	150,627	**157,651**

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
Iron Ore Company of Canada	59 %							
Newfoundland & Labrador and Quebec in Canada								
Saleable iron ore production:								
Concentrates ('000 tonnes)		2,008	1,594	1,337	1,720	**753**	3,622	**2,473**
Pellets ('000 tonnes)		2,229	2,403	2,388	1,724	**2,166**	4,560	**3,891**
IOC Total production ('000 tonnes)		4,237	3,998	3,725	3,444	**2,919**	8,182	**6,364**
Shipments:								
Concentrates ('000 tonnes)		2,173	1,799	1,425	1,151	**1,112**	3,273	**2,263**
Pellets ('000 tonnes)		2,353	2,225	2,343	2,143	**2,049**	4,662	**4,192**
IOC Total Shipments ('000 tonnes) (c)		4,526	4,024	3,768	3,294	**3,161**	7,935	**6,455**
Simandou	45% (e)							
Simandou iron ore production ('000 tonnes) (d)		0	0	2,271	570	**660**	0	**1,230**
Simandou iron ore sales ('000 tonnes)		0	0	0	0	**422**	0	**422**
Global Iron Ore Totals								
Iron Ore Production ('000 tonnes) (f)		87,980	88,102	95,670	82,828	**87,070**	161,697	**169,898**
Iron Ore Sales ('000 tonnes) (g)		84,414	88,369	95,027	75,681	**88,847**	158,562	**164,528**

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) SP10 includes other lower grade products.
(c) Sales includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(d) Simandou production represents crushed ore at the SimFer mine gate before train loading. Final crushing is undertaken in China, hence, Simandou mine gate production is not considered to be saleable production. There is 7.6Mt (100% SimFer) stockpiled uncrushed ore at the Simfer mine.
(e) Represents Rio Tinto's equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).
(f) Iron Ore production for Pilbara operations and Iron Ore Company of Canada (IOC) refers to saleable production (after crushing, screening and beneficiation). For Simandou, it represents ore ready for train loading at the SimFer mine gate: final (tertiary) crushing of Simandou ore takes place in China.

Rio Tinto | Second quarter operations review 33

(g) Includes all shipments from Pilbara and IOC, including those to our Portside trading business; excludes shipments from our Portside trading business. It also includes Simandou sales, where there is a ~2-3 month lag between mine gate production and sales for railing, shipping to China and tertiary crushing. Rio Tinto percentage interest shown above is at 30 June 2026. The data represents production and sales on a 100% basis unless otherwise stated. Rio Tinto | Second quarter operations review 34

Rio Tinto operational data

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
LITHIUM								
Lithium production ('000 tonnes)								
Lithium carbonate (a)	(a)	13.9	14.0	17.1	14.9	**16.4**	18.9	**31.3**
Lithium hydroxide	100 %	5.3	6.0	5.1	5.5	**5.3**	7.2	**10.9**
Spodumene	100 %	0.0	0.0	0.0	0.0	**0.0**	9.1	**0.0**
Other lithium specialities (LCE)	100 %	1.4	2.1	0.9	0.8	**1.1**	1.6	**1.8**
Total lithium carbonate equivalent (LCE) production (b)		14.6	15.2	18.4	15.3	**17.1**	21.2 (c)	**32.3**
Third party shipments ('000 tonnes)								
Lithium carbonate (a)	(a)	6.2	11.5	14.9	9.8	**10.4**	9.9	**20.2**
Lithium hydroxide	100 %	4.9	4.6	6.4	4.1	**4.8**	6.1	**8.9**
Spodumene	100 %	22.6	30.6	0.0	0.0	**0.0**	22.6	**0.0**
Other lithium specialities (LCE)	100 %	0.5	0.4	0.4	0.6	**0.7**	0.7	**1.3**
Total lithium carbonate equivalent shipments ('000 LCE)		14.2	20.2	21.4	14.2	**15.7**	19.2 (c)	**29.9**

(a) Lithium carbonate quantities reflect our 100% share of Olaroz shipments, of which Rio Tinto's ownership is 66.5%.

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) H1 2025 represents production since March following completion of the Arcadium acquisition. Q1 2025 LCE production was 5.6kt (6.5kt on a 100% basis); LCE shipments were 3.8kt (5.0kt on a 100% basis).

	Rio Tinto interest	Q2 2025	Q3 2025	Q4 2025	Q1 2026	**Q2 2026**	H1 2025	**H1 2026**
SALT								
Dampier Salt (a)	68 %							
Western Australia								
Salt production ('000 tonnes)		2,012	1,751	1,963	1,392	**1,720**	3,235	**3,111**
TITANIUM DIOXIDE SLAG								
Rio Tinto Iron & Titanium	100 %							
Canada and South Africa								
(Rio Tinto share) (a)								
Titanium dioxide slag ('000 tonnes)		269	261	222	218	**227**	491	**445**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

Rio Tinto percentage interest shown above is at 30 June 2026. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 35